6/17

04030784

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34717 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/18/04

Exhibit 1

82-34717

YAMAHA CORPORATION

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2004

May 7, 2004

ARLS 3-31-04

Company name:	YAMAHA CORPORATION
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the meeting of the Board of Directors:	May 7, 2004
Stock listings:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2004 (April 1, 2003–March 31, 2004)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2004 (Ended March 31, 2004)	¥539,506	2.8%	¥45,056	40.6%	¥51,036	50.8%
FY2003 (Ended March 31, 2003)	¥524,763	4.0%	¥32,043	190.1%	¥33,839	340.6%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY2004 (Ended March 31, 2004)	¥43,541	142.6%	¥210.63	¥205.20	18.4%	10.0%	9.5%
FY2003 (Ended March 31, 2003)	¥17,947	—%	¥ 86.65	¥ 77.32	8.6%	6.6%	6.4%

Notes: 1. Equity in net income of affiliates:
FY2004 ended March 31, 2004: ¥10,447 million
FY2003 ended March 31, 2003: ¥7,608 million
2. Average number of outstanding shares during the year (consolidated):
FY2004 ended March 31, 2004: 206,146,221 shares
FY2003 ended March 31, 2003: 206,177,687 shares
3. Changes in method of accounting: NONE

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 (As of March 31, 2004)	¥508,731	¥259,731	51.1%	¥1,259.28
FY2003 (As of March 31, 2003)	¥512,716	¥214,471	41.8%	¥1,040.06

Note: Number of outstanding shares at the end of the year (consolidated):
FY2004 as of March 31, 2004: 206,156,612 shares
FY2003 as of March 31, 2003: 206,132,103 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2004 (Ended March 31, 2004)	¥58,349	¥(18,775)	¥(50,141)	¥31,245
FY2003 (Ended March 31, 2003)	¥33,052	¥(21,645)	¥ (8,582)	¥42,976

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 89
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:
- Number of companies newly consolidated: 7
- Number of companies removed from consolidation: 2

Equity method:
- Number of companies newly accounted for using the equity method: 0
- Number of companies removed from the equity method: 0

2. FORECASTS OF RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2005 interim period	¥273,000	¥25,500	¥(10,000)
FY2005	¥553,000	¥40,000	¥ 16,000

Reference: Net income per share for the fiscal year is forecast to be ¥77.61 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2005" under "BUSINESS RESULTS."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 108 subsidiaries and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 11 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa G.m.b.H Yamaha Music Central Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT	Audio products and IT equipment	Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, System bathrooms, Washstands, Furniture, and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Development Corporation
Others	Golf products, Automobile interior components, FA equipment, and Metal molds and components	Yamaha Fine Technologies Co., Ltd.

2. MANAGEMENT POLICY

(1) Basic Management Policy

YAMAHA CORPORATION aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of music and sound as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase the return on equity, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Goals and Management Targets

YAMAHA's new medium-term management plan drafted in February 2004 (covering the three fiscal years through FY2007) calls for the Company to, by fiscal 2007, attain the following consolidated performance figures: net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate interest-bearing debt.

(4) Medium-to-Long-Term Management Strategies and Issues to be Faced

YAMAHA's new YSD50 medium-term management plan (YSD is an abbreviation of the slogan "YAMAHA Sustainable Development," while 50 symbolizes the Company's goal of boosting annual operating income to ¥50 billion and eliminating interest-bearing debt) calls for the Company to take various measures in line with the following three basic goals. The principal numerical targets of the plan are as described above.

1. Achieving Sustainable Development and Stable, High Earnings

The profitability of all businesses is to be strengthened, and a large expected increase in the profitability of musical instrument business will enable the entire YAMAHA Group to build a high-earnings structure.

a) Core Businesses

In musical instrument operations, the Company will (1) strengthen its planning, development, and marketing capabilities and thereby increase the added value of its products, (2) promote the growth of its professional audio equipment business as well as expansion in the Chinese market and become more dynamic in the Japanese market, and (3) emphasize progress in manufacturing reforms. In AV/IT operations, the Company will continue strengthening its home theater business and expanding router-related business solutions aimed at meeting the needs of enterprises and SOHO customers. In electronic equipment operations, the Company is striving to maintain a high share of global demand for mobile phone-use LSI sound chips and expand its operations in fields other than the supply of LSI chips for mobile phones. In the field of content/media, YAMAHA is steadily expanding its ringing melody distribution service business overseas and working to use portal sites to develop new businesses.

b) Other Businesses

In the lifestyle-related products segment, YAMAHA is endeavoring to establish a business model for the home renovation market and reduce its breakeven point. In the recreation segment, the Company is undertaking marketing programs that emphasize the distinctive characteristics of each facility while promoting measures to enable the facilities to differentiate themselves from competitors in the areas of cuisine, services, and other enjoyment options offered. In the golf business, the Company is raising the profile of its brand image through the establishment of the "New inpres" series of products. Regarding electronic metals, YAMAHA is endeavoring to lower the breakeven point and expand its copper connector business. In FA and metallic molds operations, the Company will emphasize measures to promote the profitability of its magnesium parts as well as to expand its business involving robots and other factory automation technologies. In interior automobile components and fittings operations, the Company will strengthen its cost-competitiveness through the implementation of manufacturing reforms and strive to develop business with additional customers.

c) Companywide Measures

Aiming to reduce costs by means of horizontally oriented reforms throughout its operations, YAMAHA is seeking to implement manufacturing reforms aimed at reducing procurement costs, production losses, and quality assurance related costs. YAMAHA also plans to rebuild its main information handling systems, reform its business processes based on the use of supply-chain management (SCM), rationalize operations throughout the Company, and enact various other reform measures.

2. Creating and Developing Innovative, High-Quality Products and Businesses

In each of its businesses, YAMAHA will emphasize efforts focused on the medium- and top-level segments of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of the Company's capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)

Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, YAMAHA is determined to fulfill its responsibilities regarding the business world, the natural environment, and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Corporate Governance Situation

YAMAHA employs an auditing officer system and places the statutory institutions of the Board of Directors and the Board of Auditors hierarchically below the General Meeting of Shareholders. The Company has also established management committee and executive officer committee systems.

The Company has nine directors (of whom one is the representative director and one is an outside director), four members on its Board of Auditors (of whom two are outside auditors), and 10 executive officers (of whom one is a senior executive officer). The Company's outside director, Toru Hasegawa, is the president and representative director of YAMAHA MOTOR CO., LTD., which is affiliated with the Company.

YAMAHA instituted its executive officer committee system in February 2001 with the goals of strengthening Group management capabilities and expediting management decision making by the Board of Directors as well as strengthening business execution capabilities. To ensure that directors and executive officers are able to perform their duties with maximum effectiveness, measures have been taken to clarify the respective roles of directors and executive officers, so that the execution of divisional operations remains, in principle, the responsibility of executive officers. In addition, the Company has created the position of senior executive officer for officers who will be responsible for the execution of relatively important divisional business affairs.

YAMAHA has established the Auditor Office to serve as support for the auditors, and an Audit Office acts as the auditing department handling Group operations.

YAMAHA has established a corporate officer personnel affairs committee and has stipulated that nominees for the positions of director, auditor, or executive officer be selected based on consultation with this committee, thereby increasing the transparency and fairness of the nomination process. This committee is also considering a personnel development program for future corporate officer candidates as well as moves related to the corporate officer remuneration system. In addition, the Company has established a compliance committee that works to ensure rigorous compliance with relevant laws and regulations throughout the Yamaha Group.

3. BUSINESS RESULTS

(1) Fiscal 2004 Summary

During the fiscal year under review, the Japanese economy was affected by such trends as continued weakness in personal consumption and housing investment, although corporate profitability progressively improved from mid-year and private sector capital investment began growing. Overseas economic conditions were impacted by the difficulty of predicting the development of such situations as the Iraq conflict, the SARS outbreak, and the future direction of the U.S. economy, although the latter began recovering from mid-year and the Chinese market continued to expand.

Amid these conditions, YAMAHA strove to attain the targets specified in its Kando Creation 21 medium-term business plan, which covered the three years through the fiscal year under review. In line with the three themes of Kando Creation 21—"Striving for Growth," "Consolidated Group Management," and "Value-Added Business, Sparkling YAMAHA Brand"—the Company worked to strengthen its technology development capabilities and product quality, develop additional demand, optimize its domestic marketing network and bases, establish global manufacturing and marketing systems, increase the efficiency of manufacturing and distribution operations, proceed with business restructuring and rebuilding programs, and otherwise establish a solid basis for corporate growth and more-efficient management.

Regarding net sales, sales of musical instruments were approximately the same as in fiscal 2003. Sales were down year on year in the AV/IT segment, owing to the Company's discontinuation of the CD-R/RW drive business at the end of March 2003, but electronic equipment and metal products saw considerable surges in sales that reflected the growth in sales of LSI sound chips for mobile phones.

As a result, net sales amounted to ¥539,506 million, up 2.8% year on year. Of this, domestic sales totaled ¥320,809 million, up 2.8% year on year, and overseas sales advanced 2.9%, to ¥218,697 million.

Regarding income, recurring profit totaled ¥51,036 million, up 50.8% year on year, and net income amounted to ¥43,541 million, an increase of 142.6%.

Results by segment were as follows:

• ***Musical Instruments***

Sales of musical instruments increased in overseas markets but continued to be weak in Japan and therefore flat overall. Sales of pianos grew in European markets but decreased in Japan and North America. Regarding digital musical instruments, strong sales were recorded of such products as portable keyboards and electronic pianos, and sales of professional audio equipment grew in the U.S. market. With respect to other instruments, sales of Custom Model wind instruments grew significantly, and sales of string instruments also rose.

In the music school business, YAMAHA recorded a steady increase in revenue from schools for adult students, although overall revenue from music schools fell as the shrinking population of children in Japan continued depress enrollment numbers. Revenues from English-language instruction schools grew, reflecting a rise in enrollment.

Regarding YAMAHA's ringing melody distribution services, revenue declined owing to the saturation of markets and the intensification of competition in new service areas, such as *Chaku-uta*.

Due to these factors, segment sales amounted to ¥293,430 million, a 0.3% increase year on year, and operating income totaled ¥10,480 million, up 7.0% year on year.

• *AV/IT*

In audio products, although sales of home theater products and medium-to-top-level amplifier-receivers grew and sales of enterprise-use routers were strong, overall sales in this segment were down owing to the Company's withdrawal from the PC-use CD-R/RW drive business at the end of March 2003. Profitability improved due to such factors as the discontinuation of unprofitable operations.

Consequently, segment sales totaled ¥78,257 million, a 6.5% decrease year on year, but operating income grew to ¥4,418 million, a 35.9% rise.

• ***Lifestyle-Related Products***

Against the backdrop of a slight increase in Japanese housing investment, sales of YAMAHA's system bathroom products were strong, reflecting the high evaluation of newly launched products; however, sales of system kitchen products were relatively weak, slightly depressing overall sales. Profitability was improved through the implementation of manufacturing cost reduction measures.

Thus, segment sales totaled ¥44,765 million, down 2.8% year on year, while operating income surged 216.5%, to ¥1,462 million.

• ***Electronic Equipment and Metal Products***

In semiconductors, sales of YAMAHA LSI sound chips for mobile phones grew considerably, owing to strong demand in Japan as well as rising demand in South Korea and China, and sales of LSI chips for amusement equipment also increased. In electronic metals products, sales of copper alloys for use in digital home appliances advanced, but the withdrawal from business in invar materials (manufacturing was discontinued in July 2003) depressed overall sales. Profitability was greatly improved.

As a result, segment sales totaled ¥76,892 million, a 27.0% increase year on year, and operating income amounted to ¥30,018 million, a 55.7% rise.

• ***Recreation***

The closure of "Sunza Villa" at the end of June 2003 and a decline in the number of skiers at Kiroro Resort due to unseasonably warm winter weather depressed sales, although profitability was approximately unchanged from the previous year.

Due to these factors, segment sales totaled ¥20,100 million, a 3.8% decrease year on year, and an operating loss of ¥1,110 million was recorded, just as in the previous year.

• ***Others***

Domestic sales of golf products were boosted by the launch of new products, but a decrease in exports caused a decline in overall sales of golf products. Regarding FA products and metallic molds, increased sales were recorded of magnesium components for mobile phones, plastic components for game equipment, and leak testers. Model changes implemented by the automobile industry during the period under review along with orders for new models boosted sales of automobile interior components and fittings. A deterioration of profitability in FA products and metallic molds operations and other factors resulted in an operating loss for the segment as a whole.

Consequently, segment sales amounted to ¥26,061 million, a 24.4% increase year on year, and operating loss totaled ¥211 million, compared with operating income of ¥365 million in the previous year.

Results by region were as follows:

In Japan, sales totaled ¥336,008 million, up 2.8% year on year, and operating income surged 34.4%, to ¥31,415 million. In North America, sales decreased 3.4%, to ¥85,483 million, but operating income grew 42.1%, to ¥4,682 million. In Europe, sales increased 6.6%, to ¥81,685 million, and operating income totaled ¥4,554 million, up 87.5%. In the Asia, Oceania, and Other regions, sales grew 10.6%, to ¥36,329 million, and operating income declined 5.5%, to ¥3,221 million.

(2) Forecast for Fiscal 2005

YAMAHA's forecast for the year ending March 31, 2005, is as follows:

Fiscal 2005 is the first year of YAMAHA's new YSD50 medium-term management plan, which calls for strengthening the basis for establishing a sustainable and stable high-profit structure during the year. Thus, the structural reforms being made to the Company's businesses and operations are to be accelerated and steadily moved forward.

YAMAHA has a policy of expeditiously realizing latent losses on the write-down of fixed assets, and it already plans to record approximately ¥32.0 billion in such losses during the year. Despite this, the Company expects to generate profit in the form of ordinary business profit as well as gains on the return to the government of the substitutional portion of the employee pension plan and on the sale of assets.

Also anticipated are increased sales of musical instruments centering on domestic sales of Electone products and overseas sales of professional audio equipment and an improvement in the profitability of musical instrument operations.

In the AV/IT business, a decline in domestic sales of home audio products is expected to be more than offset by a rise in overseas sales, particularly of home theater products and routers, supporting growth in overall segment sales. A projected drop in gross profit is likely to decrease operating income.

While the business environment for lifestyle-related products remains harsh, YAMAHA anticipates that such initiatives as those aimed at developing demand related to housing renovation will enable it to realize a slight increase in sales and additional management efficiency measures will boost profitability.

In the electronic equipment and metal products segment, YAMAHA projects that intensifying competition in markets for mobile phone LSI sound chips will depress sales and that profitability will also decline.

Regarding recreation operations, YAMAHA anticipates that it can augment its sales slightly by stepping up its marketing promotion programs and thereby expanding its clientele. The Company expects that its sustained operational streamlining measures will enable an improvement in profitability.

Thus, for the fiscal year ending March 31, 2005, YAMAHA projects consolidated net sales of ¥553.0 billion, a 2.5% increase from fiscal 2004; consolidated recurring profits of ¥40.0 billion, a 21.6% decrease; and consolidated net income of ¥16.0 billion, a 63.3% decrease.

4. FINANCIAL POSITION

(1) Period Cash Flows

During the fiscal year under review, cash and cash equivalents (hereinafter "cash") decreased ¥12,167 million from the previous term, to ¥31,245 million, compared with a ¥2,319 million increase in the previous fiscal year.

• ***Cash Flows from Operating Activities***

Income before income taxes and minority interests amounted to ¥47,456 million, compared with ¥22,612 million in the previous fiscal year. Net cash provided by operating activities totaled ¥58,349 million, up from ¥33,052 million during the previous fiscal year, owing to such factors as a decrease in inventories.

• ***Cash Flows from Investing Activities***

Cash used in investing activities totaled ¥18,775 million, compared with ¥21,645 million in the previous fiscal year, largely due to such factors as the Company's capital investment.

• ***Cash Flows from Financing Activities***

Cash used in financing activities amounted to ¥50,141 million, compared with ¥8,582 million in the previous fiscal year, reflecting such factors as the Company's redemption of convertible bonds.

• ***Trends in Cash-Flow Indicators***

	FY2000	FY2001	FY2002	FY2003	**FY2004**
Equity ratio	40.8%	37.7%	39.6%	41.8%	**51.1%**
Equity ratio based on current market prices	31.6%	52.1%	36.9%	53.7%	**78.8%**
Debt redemption period	9.0 years	—	3.3 years	2.8 years	**0.9 year**
Interest coverage ratio	3.7 times	—	9.9 times	16.0 times	**36.9 times**

(Calculation Methods)
Equity ratio (%) = shareholders' equity ÷ total assets
Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets
Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities
Interest coverage ratio (times) = net cash provided by operating activities ÷ interest payments

Notes: 1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities and interest payments are those from the consolidated cash flow statement.
4. The interest coverage ratio for the period ended March 31, 2001, is not presented herein because cash flows from operating activities were negative.

(2) Financial Outlook for Fiscal 2005

In the fiscal year ending March 31, 2005, YAMAHA forecasts that a decline in profit will reduce net cash inflow from operating activities, and the Company plans to make capital investments with a greater value than depreciation expense. Regarding cash flows from financing activities, the Company plans to repay borrowings.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2004 (as of Mar. 31, 2004)	FY2003 (as of Mar. 31, 2003)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 32,053**	¥ 44,485	¥(12,432)
Notes and accounts receivable	**81,114**	81,755	(641)
Marketable securities	**1,150**	1,370	(220)
Inventories	**72,146**	80,144	(7,998)
Deferred income taxes	**12,291**	10,489	1,802
Other current assets	**5,337**	5,469	(132)
Allowance for doubtful accounts	**(2,389)**	(2,625)	236
Total current assets	**201,704**	221,089	(19,385)
Fixed assets:			
Tangible assets:			
Buildings and structures	**66,524**	67,166	(642)
Machinery and equipment	**20,591**	21,334	(743)
Tools, furniture and fixtures	**13,211**	12,305	906
Land	**75,362**	76,835	(1,473)
Construction in progress	**2,978**	1,082	1,896
Total tangible assets	**178,667**	178,724	(57)
Intangible assets:			
Excess of cost over net assets acquired by subsidiaries	**234**	107	127
Other intangible assets	**710**	705	5
Total intangible assets	**944**	813	131
Investments and other assets:			
Investment securities	**101,017**	77,622	23,395
Long-term loans	**1,276**	2,028	(752)
Guarantee deposits for leased real estate	**5,146**	5,013	133
Deferred income taxes	**17,379**	24,663	(7,284)
Other assets	**3,678**	4,095	(417)
Allowance for doubtful accounts	**(1,083)**	(1,334)	251
Total investments and other assets	**127,415**	112,089	15,326
Total fixed assets	**307,026**	291,627	15,399
Total assets	**¥508,731**	¥512,716	¥ (3,985)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2004 (as of Mar. 31, 2004)	FY2003 (as of Mar. 31, 2003)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 39,947**	¥ 39,462	¥ 485
Short-term loans	**16,711**	27,078	(10,367)
Convertible bonds scheduled for redemption within one year	**—**	24,317	(24,317)
Current portion of long-term debt	**7,388**	10,090	(2,702)
Accrued expenses	**45,888**	42,501	3,387
Income taxes payable	**2,492**	3,101	(609)
Other current liabilities	**11,164**	11,594	(430)
Total current liabilities	**123,596**	158,148	(34,552)
Long-term liabilities:			
Long-term debt	**24,772**	28,951	(4,179)
Deferred income taxes	**198**	266	(68)
Deferred income taxes on land revaluation	**13,569**	13,577	(8)
Accrued employees' retirement benefits	**50,012**	53,988	(3,976)
Directors' retirement benefits	**939**	965	(26)
Long-term deposits received	**30,799**	36,848	(6,049)
Other fixed liabilities	**1,600**	1,572	28
Total long-term liabilities	**121,891**	136,171	(14,280)
Total liabilities	**245,488**	294,319	(48,831)
MINORITY INTERESTS	**3,511**	3,925	(414)
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,533	1
Capital surplus	**40,054**	40,052	2
Earned surplus	**203,485**	162,344	41,141
Reserve for land revaluation	**15,866**	16,152	(286)
Net unrealized holding gains on other securities	**10,979**	378	10,601
Translation adjustments	**(38,937)**	(32,753)	(6,184)
Treasury stock, at cost	**(252)**	(236)	(16)
Total shareholders' equity	**259,731**	214,471	45,260
Total liabilities, minority interests and shareholders' equity	**¥508,731**	¥512,716	¥ (3,985)

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Income

	FY2004 (Apr. 1, 2003–Mar. 31, 2004)		FY2003 (Apr. 1, 2002–Mar. 31, 2003)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	¥539,506	100.0	¥524,763	100.0	¥14,743
Cost of sales	338,057	62.7	338,440	64.5	(383)
Gross profit	201,449	37.3	186,323	35.5	15,126
Unrealized profit	244		133		111
Total gross profit	201,693	37.4	186,456	35.5	15,237
Selling, general and administrative expenses:					
Sales commissions	2,470		2,588		(118)
Transport expenses	13,266		12,099		1,167
Advertising and sales promotion expenses	22,424		21,740		684
Various reserves	9,726		9,572		154
Personnel expenses	63,352		59,206		4,146
Rent	3,430		3,884		(454)
Depreciation and amortization	4,762		5,233		(471)
Other	37,201		40,087		(2,886)
Total selling, general and administrative expenses	156,637	29.0	154,413	29.4	2,224
Operating income	45,056	8.4	32,043	6.1	13,013
Non-operating income:					
Interest received	281		360		(79)
Dividends received	257		222		35
Equity in earnings of unconsolidated subsidiaries and affiliates	10,447		7,608		2,839
Other	1,853		1,802		51
Total non-operating income	12,841	2.4	9,994	1.9	2,847
Non-operating expenses:					
Interest paid	1,535		2,015		(480)
Cash discounts	4,378		4,347		31
Other	948		1,833		(885)
Total non-operating expenses	6,861	1.3	8,197	1.6	(1,336)
Recurring profit	51,036	9.5	33,839	6.4	17,197
Other profit:					
Gain on sale of fixed assets	123		231		(108)
Reversal of allowances	343		229		114
Gain on sale of investment securities	5		—		5
Gain on sale of stock in subsidiaries	14		—		14
Gain on liquidation of subsidiary	126		—		126
Total other profit	613	0.1	460	0.1	153
Other loss:					
Loss on removal of fixed assets	2,420		1,205		1,215
Loss on revaluation of investment securities	110		7,746		(7,636)
Loss on revaluation of stocks in subsidiaries	393		—		393
Structural reform expenses	6		2,271		(2,265)
Fines and penalties	339		—		339
Social insurance fees for previous years payable upon transition to comprehensive remuneration system	922		—		922
Loss on sale of stocks in subsidiaries	—		222		(222)
Loss on revaluation of capital in subsidiaries	—		242		(242)
Total other loss	4,193	0.8	11,687	2.2	(7,494)
Income before income taxes and minority interests	47,456	8.8	22,612	4.3	24,844
Current income taxes (benefit)	4,769	0.9	3,962	0.8	807
Deferred income taxes (benefit)	(1,387)	(0.3)	65	0.0	(1,452)
Minority interest	532	0.1	636	0.1	(104)
Net income	¥ 43,541	8.1	¥ 17,947	3.4	¥25,594

(3) Consolidated Statements of Retained Earnings

	Millions of yen			
	FY2004 (Apr. 1, 2003–Mar. 31, 2004)		FY2003 (Apr. 1, 2002–Mar. 31, 2003)	
CAPITAL SURPLUS Balance at beginning of period	¥—	¥ 40,052	¥ 26,924	¥ 26,924
Increase in capital surplus:				
Conversion of convertible bonds	1		—	
Capital surplus arising from merger(s)	—	1	13,127	13,127
Balance at end of period		40,054		40,052
EARNED SURPLUS Balance at beginning of period		162,344	157,589	157,589
Additional earned surplus:				
Net income	43,541		17,947	
Effect of change in scope of consolidation	545		849	
Reversal of reserve for land revaluation	—		869	
Reversal of reserve for land revaluation resulting from change of interests in subsidiaries	569		88	
Increase from accounting period changes of consolidated subsidiaries	64	44,721	—	19,754
Deduction from earned surplus:				
Cash dividends paid	2,063		1,857	
Bonuses to directors and statutory auditors	82		0	
Effect of change in scope of consolidation	116		—	
Effect of change in interests in subsidiaries	95		13	
Reversal of reserve for land evaluation	1,220		—	
Decrease due to merger(s)	—	3,579	13,127	14,999
Balance at end of period		¥203,485		¥162,344

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY2004 (Apr. 1, 2003–Mar. 31, 2004)	FY2003 (Apr. 1, 2002–Mar. 31, 2003)
Cash flows from operating activities:		
Income before income taxes and minority interests	¥47,456	¥22,612
Depreciation and amortization	17,522	17,586
Amortization of consolidated goodwill	173	113
Increase (decrease) in allowance for doubtful accounts	(407)	395
Loss on revaluation of investment securities	110	7,746
Loss on revaluation of stocks in subsidiaries	393	—
Loss on revaluation of capital in subsidiaries	—	242
Decrease in employees' retirement benefits, net of payments	(3,983)	(5,150)
Interest and dividend income	(539)	(583)
Interest expenses	1,535	2,015
Loss on foreign exchange	217	242
Equity in earnings of unconsolidated subsidiaries and affiliates	(10,447)	(7,608)
Gain on sale of investment securities	(5)	—
Gain on sale of stock in subsidiaries	(14)	—
Gain on liquidation of subsidiaries	(126)	—
Loss on sale of stocks in affiliates	—	222
Gain on sale of fixed assets	(123)	(231)
Loss on disposal of fixed assets	2,420	1,205
Structural reform expenses	6	1,509
Fines and penalties	339	—
Increase in accounts and notes receivable—trade	(698)	(8,509)
Decrease in inventories	6,346	3,233
Increase in accounts and notes payable	1,283	2,894
Other, net	2,791	(1,877)
Subtotal	64,248	36,061
Interest and dividends receivable	1,301	1,181
Interest paid	(1,582)	(2,067)
Fines and penalties paid	(339)	—
Income taxes paid and refunded	(5,278)	(2,123)
Net cash provided by operating activities	58,349	33,052
Cash flows from investing activities:		
Net increase (decrease) in time deposits	697	(1,125)
Purchases of fixed assets	(18,721)	(15,730)
Proceeds from sale of fixed assets	552	2,674
Purchases of investment securities	(266)	(6,541)
Proceeds from sale of investment securities	371	187
Payments for capital investments	(2,156)	(1,782)
Payment for loans receivable	(77)	(133)
Collection of loans receivable	825	722
Other, net	0	83
Net cash used in investing activities	(18,775)	(21,645)
Cash flows from financing activities:		
Increase in short-term loans	(11,179)	(20,887)
Proceeds from long-term debt	2,651	18,908
Repayments of long-term debt	(8,778)	(3,065)
Redemption of convertible bonds	(24,314)	—
Proceeds from resort member deposits	—	19
Repayments of resort member deposits	(6,049)	(1,297)
Purchases of treasury stock	(23)	(133)
Cash dividends paid	(2,063)	(1,857)
Cash dividends paid to minority shareholders	(384)	(268)
Net cash used in financing activities	(50,141)	(8,582)
Effect of exchange rate changes on cash and cash equivalents	(1,599)	(504)
Net (decrease) increase in cash and cash equivalents	(12,167)	2,319
Cash and cash equivalents at beginning of period	42,976	40,571
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	1,150	85
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(127)	—
Decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subsidiaries	(587)	—
Cash and cash equivalents at end of period	¥31,245	¥42,976

(5) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 89 corporations

During fiscal 2004, a total of seven subsidiaries (five Japanese subsidiaries and two overseas subsidiaries) were brought into the consolidated group. In addition, two overseas subsidiaries were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. THE YAMAHA GROUP" on page 3.

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries, Yamaha Motor Co., Ltd. and one other affiliate are accounted for by the equity method.

As for Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries and Yamaha-Olin Metal Corporation, and other affiliates to which the equity method has not been applied, the effect of their net income/loss and retained earnings on the consolidated financial results was immaterial.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following six companies, are all the same as that for the Company.

Yamaha de Mexico, S. A. de C. V.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Guangzhou Yamaha-Pearl River Piano Inc.

Xiaoshan Yamaha Musical Instrument Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Yamaha Electronics (Suzhou) Co., Ltd.

Although the fiscal year-end for all of the above listed six companies is December 31, the financial statements comply with the commonly used date for the close of the period, namely March 31. The determination of these accounts was based on rational procedures in accordance with procedures for regular accounts and used as the closing date that which was used for the Company's consolidated accounts for the consolidated fiscal accounting period under review.

The financial statements of P.T. Yamaha Music Manufacturing Asia and 12 other companies have shifted from a fiscal year-end of December 31 to a fiscal year-end of March 31 as of the fiscal year under review.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

• *Marketable Securities*

Securities to be held until maturity: At amortized cost (straight-line method)

• *Other Marketable Securities*

With market value: At fair value as of the balance-sheet date (changes in fair value are recorded in a separate component of shareholders' equity in an amount of net of tax, and the periodic average method is used to calculate the original cost)

Without market value: At cost, determined by the periodic average method

• *Derivatives*

All fair value

• *Inventories*

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

• *Tangible Fixed Assets*

Mainly calculated by the declining-balance method except that the Company's recreation business-related facilities and certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and Equipment:	4-11 years
Tools, furniture and fixtures:	5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

• *Allowance for Doubtful Accounts*

To provide for losses on doubtful accounts, provisions are made equal to projected losses as calculated based on the following methods:

Normal accounts: Loan loss experience ratio method

Doubtful accounts: Financial composition evaluation method

• *Provision for Product Warranties*

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

• *Accrued Employees' Retirement Benefits*

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Following the promulgation of the Defined-Benefit Corporate Pension Law, the Company and some of its domestic consolidated subsidiaries obtained permission from the Minister of Health, Labour and Welfare on November 1, 2003, to be exempted from future payment obligations associated with the substitutional portion of the employee welfare pension fund (and return the value of that portion to the government.) On the final day of the consolidated fiscal year under review, the estimated reimbursement value (minimum actuarial liability) was ¥23,512 million. Supposing that this reimbursement value (minimum actuarial liability) was paid on the final day of the consolidated fiscal year under review, it is estimated, based on Chapter 44, Paragraph 2, of the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No. 13, "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)," that this would result in the Company recording a net gain of ¥18,343 million.

• *Directors' Retirement Benefits*

The Company makes provisions for directors' retirement benefits equivalent to the amount that would be required as of the balance sheet date based on the Company's internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items: Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call

Hedging instruments: Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of subsidiaries are valued using the full fair value method under which the full amount of the assets and liabilities of a subsidiary is marked to fair value as of the date of acquisition of the control.

6. Excess of Costs over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. Appropriation of Retained Earnings

The accompanying consolidated statements of retained earnings were prepared based on figures determined during the fiscal year.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Changes to Presentation Methods

Consolidated Statements of Income

The Company previously included "miscellaneous salaries" (amounting to ¥2,657 million in the previous fiscal year) in the "Other" item of selling, general, and administrative expenses but, effective as of the consolidated fiscal year under review, has included such expense in the "personnel expenses" item of selling, general, and administrative expenses.

(7) Other Notes

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Accumulated depreciation	¥227,779	¥221,380

2. Mortgaged Assets

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Of cash and bank deposits	¥ —	¥ 30
Of marketable securities	1,100	1,112
Of tangible fixed assets	2,577	2,440
Of investment securities	929	1,315
Total	¥4,607	¥4,898

3. Investments in Non-Consolidated Subsidiaries and Affiliates

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Investment securities	¥62,522	¥55,563
Other assets of investments and other assets	2,092	2,053

4. Contingent Liabilities

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Contingent liabilities	¥314	¥131

5. Discount on Export Bills Receivable

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Discount on export bills receivable	¥1,138	¥1,483

6. Revaluation of Land

The Company, two consolidated subsidiaries and an equity-method company have carried out the revaluation of landholdings in accordance with the Law Regarding the Partial Revision to the Land Revaluation Law (Law No.34, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method-applied company: March 31, 2000

The Company and a consolidated subsidiary: March 31, 2002

b) Revaluation Method

The Company and two consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No. 10 or No. 11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, published on March 31, 1998). An equity-method company determined the value of its land based on a reasonable adjustment to the value determined by the method which the Commissioner of National Tax Administration established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Difference between current market value at year-end and book value after revaluation

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Difference in land revaluation	¥(13,834)	¥(7,924)

7. Deferred Hedge Gains

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Deferred hedge gains	¥811	¥ 16
Deferred hedge losses	5	649
Deferred hedge gains (net)	¥805	¥(632)

Notes to the Statements of Income

1. Various reserves

(Millions of yen)

	FY2004	FY2003
Allowance for doubtful accounts	¥ 229	¥ 531
Reserve for after-care expenses	28	100
Warranty reserve	1,485	1,388
Accrued employees' retirement benefits	7,837	7,362
Directors' retirement benefits	145	189

2. R&D Expenses

(Millions of yen)

	FY2004	FY2003
Included in General Administrative Expenses and Current Manufacturing Expenses	¥22,503	¥22,441

3. Gains on the Sale of Fixed Assets

During the period, gains were principally related to land sales.

4. Reversal of Allowances

(Millions of yen)

	FY2004	FY2003
Reserve for after-care expenses	¥ 11	¥ 7
Warranty reserve	331	222

5. Loss on Removal of Fixed Assets

During the period, losses were principally related to the disposal of land assets.

6. Structural Reform Expenses

(During the period under review)

Expenses related to the Company's decision to close the overseas AV equipment production subsidiary Yamaha Electronique Alsace S.A.

7. Fines and Penalties

The European Commission (EC) fined four of YAMAHA's European musical instrument marketing subsidiaries for alleged breaches of European competition law.

Notes to the Statements of Cash Flows

(Millions of yen)

	FY2004 ended March 31, 2004	FY2003 ended March 31, 2003
Cash and bank deposits	¥32,053	¥44,485
Time deposits with maturity of more than three months	(808)	(1,509)
Cash and cash equivalents at end of period	¥31,245	¥42,976

Segment Information

1. Business Segments (FY2004 ended March 31, 2004)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056
Assets	¥247,863	¥42,075	¥19,011	¥51,978	¥53,843	¥93,958	¥508,731	¥ —	¥508,731
Depreciation	7,447	1,694	969	3,388	2,853	1,167	17,522	—	17,522
Capital expenditures	¥ 10,099	¥ 1,827	¥ 1,678	¥ 4,358	¥ 774	¥ 2,420	¥ 21,160	¥ —	¥ 21,160

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.
2. Major products and services of each business segment are shown in "1. THE YAMAHA GROUP" on page 3.

(FY2003 ended March 31, 2003)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043
Assets	¥255,247	¥42,922	¥18,909	¥53,011	¥58,849	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586

2. Geographical Segments (FY2004 ended March 31, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥336,008	¥85,483	¥81,685	¥36,329	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	137,091	1,439	514	58,995	198,041	(198,041)	—
Total sales	473,100	86,922	82,199	95,325	737,548	(198,041)	539,506
Operating expenses	441,685	82,240	77,645	92,103	693,674	(199,224)	494,450
Operating income (loss)	¥ 31,415	¥ 4,682	¥ 4,554	¥3,221	¥ 43,873	¥ 1,183	¥ 45,056
Assets	¥413,059	¥31,380	¥33,089	¥47,949	¥525,479	¥(16,747)	¥508,731

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2003 ended March 31, 2003)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥326,769	¥88,512	¥76,620	¥ 32,861	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	137,734	1,675	610	69,090	209,110	(209,110)	—
Total sales	464,503	90,188	77,230	101,951	733,874	(209,110)	524,763
Operating expenses	441,129	86,892	74,801	98,542	701,365	(208,645)	492,720
Operating income (loss)	¥ 23,374	¥ 3,295	¥ 2,429	¥ 3,409	¥ 32,508	¥ (465)	¥ 32,043
Assets	¥412,904	¥35,620	¥32,100	¥50,354	¥530,979	¥(18,263)	¥512,716

3. Overseas Sales (FY2004 ended March 31, 2004)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,671	¥83,473	¥48,552	¥218,697
Net sales	—	—	—	539,506
% of net sales	16.1%	15.5%	9.0%	40.5%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2003 ended March 31, 2003)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥89,728	¥77,185	¥45,721	¥212,634
Net sales	—	—	—	524,763
% of net sales	17.1%	14.7%	8.7%	40.5%

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End (Millions of yen)

	FY2004 (Year ended March 31, 2004)			FY2003 (Year ended March 31, 2003)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥2,593	¥606	¥3,200	¥2,801	¥1,261	¥4,062
Accumulated depreciation	1,413	219	1,633	1,478	815	2,293
Balance at end of year	1,179	387	1,567	1,322	446	1,768

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments (Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Due within one year	¥ 702	¥ 744
Due over one year	864	1,024
Total	¥1,567	¥1,768

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation (Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Lease payments	¥853	¥959
Depreciation	853	959

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments (Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Due within one year	¥ 424	¥455
Due over one year	896	511
Total	¥1,321	¥966

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
	Tools, equipment, and fixtures	*Tools, equipment, and fixtures*
Acquisition cost	¥5,752	¥5,328
Accumulated depreciation	4,135	3,643
Balance at end of year	¥1,616	¥1,685

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Due within one year	¥ 872	¥ 932
Due over one year	1,615	1,779
Total	¥2,487	¥2,711

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Lease payment receipts	¥1,082	¥1,136
Depreciation	638	612

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Due within one year	¥36	¥—
Due over one year	56	—
Total	¥92	—

Marketable Securities

1. Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2004 (Year ended March 31, 2004)			FY2003 (Year ended March 31, 2003)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 260	¥ 262	¥ 2	¥ 270	¥ 274	¥ 4
Corporate bonds	390	392	2	1,540	1,549	8
Others	1,950	1,968	17	1,750	1,778	28
Subtotal	¥2,600	2,623	¥23	¥3,561	¥3,602	¥41
Securities whose carrying value exceeds their fair value:						
Government bonds	¥ —	¥ —	¥—	¥ —	¥ —	¥—
Corporate bonds	100	100	(0)	100	100	—
Others	299	296	(3)	—	—	—
Subtotal	399	396	(3)	100	100	—
Total	¥3,000	¥3,020	¥20	¥3,661	¥3,702	¥41

2. Available-for-Sales Securities at Market Value

(Millions of yen)

	FY2004 (Year ended March 31, 2004)			FY2003 (Year ended March 31, 2003)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥11,927	¥29,533	¥17,606	¥ 3,195	¥ 4,491	¥1,296
Bonds:	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	51	51	0	—	—	—
Subtotal	¥11,978	¥29,584	¥17,606	¥ 3,195	¥ 4,491	¥1,296
Securities whose acquisition cost exceeds their carrying value:						
Stocks	¥ 10	¥ 9	¥ (0)	¥ 8,741	¥ 8,277	¥(463)
Bonds:	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	—	—	—	51	37	(13)
Subtotal	10	9	(0)	8,792	8,315	(477)
Total	¥11,988	¥29,594	¥17,605	¥11,988	¥12,806	¥818

3. Other Securities Sold during the Fiscal Year

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Sales value	¥ 6	¥—
Profit on sales	5	—
Loss on sales	—	—

4. Book Value of Securities without Market Value

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Other securities: Unlisted securities (except for over-the-counter traded securities)	¥7,050	¥6,929

5. Scheduled Redemption Value of Other Securities with Maturity Dates and Held-to-Maturity Securities (Millions of yen)

	FY2004 (Year ended March 31, 2004)				FY2003 (Year ended March 31, 2003)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds:								
Government bonds	¥ —	¥ 260	¥—	¥—	¥ —	¥ 270	¥—	¥—
Corporate bonds	150	340	—	—	1,170	470	—	—
Others	1,000	1,249	—	—	200	1,550	—	—
Others	—	—	—	—	—	—	—	—
Total	¥1,150	¥1,850	¥—	¥—	¥1,370	¥2,290	¥—	¥—

Notes: 1. "Stock in subsidiaries and affiliates for which there are quoted market prices" is explained in a separate note.
2. During the fiscal year under review, there was no impairment of stocks in the "other" category for which there are quoted market prices. The impairment loss in such securities is recognized when market value at the period end declines 30% or more of the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable.

Derivatives Transactions

1. Items Related to the Status of Derivative Transactions

1) Description of Financial Derivative Transactions

The derivative financial instruments that the Company uses to reduce risks associated with the effects of currency exchange rate fluctuations on ordinary import and export transactions are forward exchange contract transactions (including package transactions) and currency options transactions (long positions in foreign currency put, yen call options).

2) Policy Regarding Derivative Transactions

The Company's policy is to use currency-related financial derivative transactions within the bounds of actual trade-related requirements and to not use such transactions for speculative purposes.

3) Nature of Risks Associated with Derivative Transactions

The Company's engagement in forward exchange contract transactions exposes it to risks associated with currency exchange rate fluctuations. As the Company's engagement in currency options transactions is limited to long positions in foreign currency put, yen call options, there is only the financial burden of option fees and no risk associated with currency exchange rate fluctuations.

4) Risk Management for Derivative Transactions

Regarding currency-related financial derivative transactions, prior to engaging in such transactions, the Company and its subsidiaries cooperatively consider related issues and establish internal regulations based on the policy described above in "2) Policy regarding derivative transactions." Actual transactions are executed and managed in line with those internal regulations.

Transactions are arranged through a concentrated effort on the parts of the accounting and finance departments, and internal regulations specify the roles of those departments, the nature of reporting to top management and liaison with other relevant department, transactional value limits, and other factors.

Regarding the reporting of transactions, reports including those on the occasion of each transaction as well as monthly reports ensure that top management is supplied with quantitative information on the balance of derivative transactions, exchange rate trends, and other relevant factors.

2. Market Value of Financial Derivatives

Because hedge accounting is appropriately applied to all derivative transactions except those allocated to foreign-currency-denominated assets and liabilities, the market value of financial derivatives is not shown.

Accounting for Retirement Allowances

1. Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and three domestic consolidated subsidiaries), tax-qualified pension plans (the Company and 10 domestic consolidated subsidiaries), and lump-sum payment plans. In certain cases, additional benefits may be paid to retirees who are not eligible for retirement allowance payment obligations calculated mathematically based on retirement benefit accounting principles. Certain consolidated subsidiaries have either defined benefit plans or defined contribution plans.

2. Projected Benefit Obligation

As soon as it becomes possible to disclose such information, it will be disclosed in supplemental materials to the financial statements

3. Retirement Benefits Expenses

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Service cost	¥ 7,022	¥ 7,900
Interest cost	4,774	4,595
Expected return on plan assets	(3,645)	(3,540)
Amortization of past service cost	(63)	(45)
Amortization of actuarial gain/loss	5,229	4,110
Amortization of net retirement obligation at transition	—	—
Additional retirement benefit expenses	1,643	1,311
Total	¥14,961	¥14,332

4. Assumptions and Policies Adopted in the Calculation of Retirement Benefits Obligations

(Millions of yen)

	At March 31, 2004	At March 31, 2003
Discount rate	2.0%	2.5%
Expected return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for the years of services	Straight-line method for the years of services
Amortization of past service cost	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	Fully recognized as other expense when incurred	Fully recognized as other expense when incurred

Tax-Effect Accounting

1. Principal Deferred Tax Assets and Tax Liabilities

	Millions of yen
Deferred tax assets:	
Revaluation loss on inventories	¥ 1,612
Allowance for doubtful accounts	1,066
Depreciation, excess	9,597
Revaluation loss on investment securities	2,298
Unpaid bonuses	4,690
Reserve warranty	867
Accrued employees' retirement benefits	17,667
Net operating loss carried forward	9,240
Other	9,999
Subtotal	57,039
Valuation allowance	(18,305)
Total deferred tax assets	¥38,734
Deferred tax liabilities:	
Reserve for advanced depreciation	¥(1,617)
Reserve for special depreciation	(159)
Appraisal loss for other marketable securities	(6,957)
Other	(621)
Total deferred tax liabilities	(9,355)
Net deferred tax assets	¥29,378

2. Principal Reasons for Difference between the Statutory Effective Tax Rate and the Rate of Corporate Income Tax, Etc., after Application of Tax-Effect Accounting

	%
Statutory effective tax rate	40.9
Adjustments:	
Income and loss accounted for by equity method and reported adjustment items excluding those for temporary variances	(7.5)
Inhabitant tax per capita levy, etc.	0.4
Downward adjustment of fiscal year-end deferred tax asset balance due to tax rate change	1.6
Allowance account amount	(25.4)
Tax-rate variance of overseas subsidiaries, etc.	(2.9)
Rate of corporate income tax, etc., after application of tax-effect accounting	7.1

Amounts per Share

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Net assets per share	**¥1,259.28**	¥1,040.06
Net income per share	**210.63**	86.65
Net income per share after adjustment for latent stock	**205.20**	77.32

Bases for calculations of net income per share and net income per share after adjustment for latent stock	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
Basis for net income per share:		
Net income (of yen)	**¥43,541 million**	¥ 17,947 million
Value not attributed to common stock	**121 million**	82 million
Portion distributed as directors' bonuses	**121 million**	82 million
Value attributed to common stock	**43,419 million**	17,864 million
Average number of outstanding shares during the fiscal year	**206,146 thousand**	206,177 thousand
Basis for net income per share after adjustment for latent stock:		
Net income adjustment value (millions of yen)	**¥(1,118) million**	¥ (1,069) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	—	273 million
Portion of interest on investments accounted for by equity method	**(1,118) million**	(1,342) million
Increase in number of outstanding shares (thousand shares)	—	11,053 thousand
Portion due to conversion of convertible bonds (thousand shares)	—	11,053 thousand

YAMAHA CORPORATION

Flash Report

Non-Consolidated Basis

Results for the fiscal year ended March 31, 2004

May 7, 2004

Company name:	YAMAHA CORPORATION
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the meeting of the Board of Directors:	May 7, 2004
Interim dividend:	YES
Date of the general meeting:	June 25, 2004
Application of share unit system:	Applicable (1 unit = 100 shares)
Stock listings:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2004 (April 1, 2003–March 31, 2004)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2004 (Ended March 31, 2004)	¥345,354	3.4%	¥26,954	23.1%	¥28,118	26.6%
FY2003 (Ended March 31, 2003)	¥334,078	5.5%	¥21,897	288.4%	¥22,218	240.3%

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	% change from the previous fiscal year	Yen	Yen	%	%	%
FY2004 (Ended March 31, 2004)	¥25,579	231.9%	¥123.38	¥ —	15.7%	8.2%	8.1%
FY2003 (Ended March 31, 2003)	¥ 7,706	—%	¥ 36.95	¥36.33	5.4%	6.9%	6.7%

Notes: 1. Average number of outstanding shares during the year:
FY2004 ended March 31, 2004: 206,352,788 shares
FY2003 ended March 31, 2003: 206,404,508 shares
2. Changes in method of accounting: NONE

(2) Dividends

	Dividends per share			Dividends paid for the year	Dividend pay-out ratio	Ratio of dividends to shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of yen	%	%
FY2004 (Ended March 31, 2004)	¥15.00	¥5.00	¥10.00	¥3,095	12.2%	1.7%
FY2003 (Ended March 31, 2003)	¥10.00	¥5.00	¥ 5.00	¥2,063	27.1%	1.4%

(3) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 (As of March 31, 2004)	¥337,029	¥179,982	53.4%	¥871.65
FY2003 (As of March 31, 2003)	¥347,499	¥146,394	42.1%	¥709.03

Notes: 1. Number of outstanding shares at the end of the year:
FY2004 as of March 31, 2004: 206,347,606 shares
FY2003 as of March 31, 2003: 206,358,924 shares
2. Number of treasury stock at the end of the year:
FY2004 as of March 31, 2004: 177,020 shares
FY2003 as of March 31, 2003: 164,339 shares

2. FORECASTS OF RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2005 interim period	¥180,000	¥18,000	¥(15,500)	¥7.50	¥ —	¥ —
FY2005	¥345,000	¥22,000	¥ 500	¥ —	¥7.50	¥15.00

Reference: Net income per share for the fiscal year is forecast to be ¥2.42 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts.

3. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2004 (as of Mar. 31, 2004)	FY2003 (as of Mar. 31, 2003)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 4,630	¥ 19,127	¥(14,497)
Notes receivable	7,857	9,253	(1,396)
Accounts receivable	39,926	39,260	666
Products and goods	15,211	17,755	(2,544)
Raw material	1,715	2,431	(716)
Products in progress	6,604	7,561	(957)
Advances	99	28	71
Deferred income taxes	9,847	7,969	1,878
Other current assets	2,234	2,479	(245)
Allowance for doubtful accounts	(1,489)	(1,344)	(145)
Total current assets	86,637	104,521	(17,884)
Fixed assets:			
Tangible assets:			
Buildings	35,988	36,300	(312)
Structures	5,784	5,870	(86)
Machinery and equipment	7,079	7,130	(51)
Vehicles	41	41	—
Furniture and fixtures	4,727	4,797	(70)
Land	62,575	63,937	(1,362)
Construction in progress	1,341	393	948
Total tangible assets	117,538	118,470	(932)
Intangible assets:			
Rights on leasehold land	103	110	(7)
Total intangible assets	103	110	(7)
Investments and other assets:			
Investment securities	36,371	19,599	16,772
Shares of affiliated companies	62,124	62,353	(229)
Investment in capital	63	72	(9)
Affiliated company investments	14,946	14,828	118
Long-term loans	1,104	1,539	(435)
Long-term employee loans	0	0	—
Long-term affiliated company loans	142	443	(301)
Bankrupt, rehabilitating securities	335	408	(73)
Deferred income taxes	15,610	22,914	(7,304)
Guarantee deposits for leased real estate	2,250	2,269	(19)
Other assets	751	1,042	(291)
Allowance for doubtful accounts	(950)	(1,074)	124
Total investments and other assets	132,750	124,397	8,353
Total fixed assets	250,392	242,978	7,414
Total assets	¥337,029	¥347,499	¥(10,470)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2004 (as of Mar. 31, 2004)	FY2003 (as of Mar. 31, 2003)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	¥ 741	¥ 688	¥ 53
Accounts payable	21,337	23,762	(2,425)
Short-term loans	1,790	6,461	(4,671)
Convertible bonds scheduled for redemption within one year	—	24,317	(24,317)
Current portion of long-term debt	—	6,220	(6,220)
Accrued payables	5,529	4,235	1,294
Accrued expenses	21,608	18,675	2,933
Corporate tax payables	100	100	—
Advances received	549	408	141
Money entrusted	606	817	(211)
Reserve for after-care expenses	65	72	(7)
Warranty reserve	1,037	780	257
Reserve for subsidiary support	—	1,264	(1,264)
Deferred unrealized profit	287	528	(241)
Other current liabilities	810	629	181
Total current liabilities	54,464	88,961	(34,497)
Long-term liabilities:			
Long-term debt	17,338	17,038	300
Deferred income taxes on land revaluation	10,160	10,169	(9)
Accrued employees' retirement benefits	42,596	46,228	(3,632)
Directors' retirement benefits	658	721	(63)
Long-term deposits received	30,935	37,020	(6,085)
Other fixed liabilities	893	965	(72)
Total long-term liabilities	102,582	112,143	(9,561)
Total liabilities	157,046	201,105	(44,059)
SHAREHOLDERS' EQUITY			
Common stock	28,534	28,533	1
Capital surplus	40,054	40,052	2
Earned surplus:			
Legal reserve	4,159	4,159	—
Retained income			
Reserve for special depreciation	12	21	(9)
Reserve for advanced depreciation	2,259	2,322	(63)
Special reserve for replacement asset acquisition	440	—	440
General reserve	62,710	56,510	6,200
	65,422	58,854	6,568
Unappropriated earnings	27,747	12,101	15,646
Total earned surplus	97,329	75,115	22,214
Reserve for land revaluation	3,648	2,426	1,222
Net unrealized holding gains on other securities	10,622	449	10,173
Treasury stock, at cost	(207)	(183)	(24)
Total shareholders' equity	179,982	146,394	33,588
Total liabilities, and shareholders' equity	¥337,029	¥347,499	¥(10,470)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income

	FY2004 (Apr. 1, 2003–Mar. 31, 2004)		FY2003 (Apr. 1, 2002–Mar. 31, 2003)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥302,393		¥289,739		¥12,654
Other	42,961		44,338		(1,377)
Total net sales	345,354	100.0	334,078	100.0	11,276
Cost of sales:					
Merchandise and product cost of sales					
Inventory of merchandise and products at start of period	17,755		17,985		(230)
Effect of change due to merger(s)	—		44		(44)
Reversal of valuation loss on raw materials and work in progress brought forward	101		158		(57)
Cost of production	200,895		197,098		3,797
Merchandise procured	13,381		16,282		(2,901)
Valuation loss on raw materials and work in progress	94		101		(7)
Inventory of merchandise and products at end of period	15,211		17,755		(2,544)
Other	31,325		32,123		(798)
Total cost of sales	248,139	71.9	245,721	73.6	2,418
Gross profit:	97,214	28.1	88,356	26.4	8,858
Reversal of disposal of deferred unrealized income brought forward	528		653		(125)
Disposal of deferred unrealized income	287		528		(241)
Gross profit, net	97,455	28.2	88,480	26.4	8,975
Selling, general and administrative expenses:					
Sales commissions	50		52		(2)
Transport expenses	3,710		3,298		412
Advertising expenses	5,161		5,149		12
Sales promotion expenses	5,839		5,681		158
Allowance for doubtful receivables	318		371		(53)
Reversal for after-care expenses	16		18		(2)
Warranty reserve	640		416		224
Tuning and repair expenses	2,003		2,315		(312)
Directors' fees	353		369		(16)
Salaries and benefits	24,829		23,776		1,053
Accrued employees' retirement benefits	6,201		5,890		311
Directors' retirement benefits	85		97		(12)
Miscellaneous salaries	1,101		916		185
Welfare expenses	432		450		(18)
Travel and transportation expense	2,096		2,141		(45)
Insurance expenses	112		59		53
Rent	1,289		1,278		11
Repair expenses	484		411		73
Depreciation and amortization	2,691		1,929		762
Supply expenses	4,639		3,541		1,098
Communication expenses	667		761		(94)
Social expenses	153		152		1
Taxes	760		710		50
Research expenses	1,262		1,532		(270)
Convention expenses	588		484		104
Water, light and fuel expenses	392		383		9
Publication subscribing fees	74		70		4
Outsourcing expenses	3,413		3,365		48
Other	1,129		954		175
Total selling, general and administrative expenses	70,500	20.4	66,583	19.9	3,917
Operating income	¥ 26,954	7.8	¥ 21,897	6.5	¥ 5,057

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Income (Continued from the previous page)

	FY2004 (Apr. 1, 2003–Mar. 31, 2004)		FY2003 (Apr. 1, 2002–Mar. 31, 2003)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Non-operating income:					
Interest received	¥ 41		¥ 55		¥ (14)
Dividends received	1,585		1,207		378
Foreign exchange gain	320		—		320
Other	435		397		38
Total non-operating income	2,382	0.7	1,661	0.5	721
Non-operating expenses:					
Interest paid	212		191		21
Interest on convertible bonds	461		462		(1)
Cash discounts	29		46		(17)
Loss on foreign exchange	—		362		(362)
Other	514		277		237
Total non-operating expenses	1,218	0.4	1,340	0.4	(122)
Recurring profit	28,118	8.1	22,218	6.6	5,900
Other profit:					
Gain on sale of fixed assets	41		168		(127)
Reimbursement of reserve allowance for after-sale service	11		7		4
Reimbursement of reserve allowance for product guarantees	171		167		4
Gain on sale of investment securities	5		—		5
Gain on sale of stock in subsidiaries	13		—		13
Gain on liquidation of subsidiaries	126		—		126
Gain on sale of stock in affiliates	—		39		(39)
Total other profit	371	0.1	382	0.1	(11)
Other loss:					
Loss on removal of fixed assets	2,058		851		1,207
Loss from revaluation on investment securities	110		7,746		(7,636)
Loss on revaluation of stock in subsidiaries	1,192		1,477		(285)
Social insurance fees for previous years payable upon transition to comprehensive remuneration system	686		—		686
Loss on revaluation of capital in subsidiaries	—		242		(242)
Reserve for subsidiary support	—		1,264		(1,264)
Structural reform expenses	—		2,161		(2,161)
Total other loss	4,047	1.1	13,743	4.1	(9,696)
Income before income taxes and minority interests	24,443	7.1	8,857	2.6	15,586
Current income taxes	100	0.0	100	0.0	—
Deferred income taxes (benefit)	(1,236)	(0.3)	1,051	0.3	(2,287)
Net income	25,579	7.4	7,706	2.3	17,873
Retained earnings at beginning of period	4,421		4,557		(136)
Reversal of reserve for land revaluation	(1,221)		869		(2,090)
Interim dividends	1,031		1,031		—
Retained earnings at end of period	¥27,747		¥12,101		¥15,646

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen	
	FY2004 (Apr. 1, 2003–Mar. 31, 2004)	FY2003 (Apr. 1, 2002–Mar. 31, 2003)
Retained earnings at end of year	**¥27,747**	¥12,101
Reversal of retained earnings:		
Reversal of reserve for special depreciation	**12**	9
Reversal of reserve for advanced depreciation	**193**	393
Reversal for special account on replaced property	**440**	—
Total	**28,393**	12,503
Appropriation of earnings:		
Dividends	**2,063**	1,031
	(¥10 per share)	(¥5 per share)
Bonuses for directors	**120**	80
[Portion for auditors]	**[18]**	[12]
Reserve for advanced depreciation	**436**	330
Reserve for special account on replaced property	**—**	440
General reserve	**22,000**	6,200
Unappropriated earnings carried forward	**3,774**	4,421

Note: On December 10, 2003, the Company disbursed interim dividends with an aggregate value of ¥1,031 million (¥5 per share.)

FY2004 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results (Previous Year) FY2003		Forecast(Full Year) Announced on Feb.9.04 FY2004		Results FY2004		Forecast (Full Year) FY2005		Forecast (Half Year) FY2005	
Net Sales	524.7		542.0		539.5		553.0		273.0	
JAPAN Sales	312.1	(59.5%)	323.7	(59.7%)	320.8	(59.5%)	320.3	(57.9%)	164.0	(60.1%)
Overseas Sales	212.6	(40.5%)	218.3	(40.3%)	218.7	(40.5%)	232.7	(42.1%)	109.0	(39.9%)
Operating Income	32.0	(6.1%)	45.5	(8.4%)	45.1	(8.4%)	37.5	(6.8%)	23.0	(8.4%)
Recurring Profit	33.8	(6.4%)	51.0	(9.4%)	51.0	(9.5%)	40.0	(7.2%)	25.5	(9.3%)
Net Income	17.9	(3.4%)	44.0	(8.1%)	43.5	(8.1%)	16.0	(2.9%)	−10.0	(−3.7%)
Currency Exchange Rate (=yen)	122/US$ 116/EUR		115/US$ 128/EUR		114/US$ 129/EUR		110/US$ 127/EUR		110/US$ 127/EUR	
ROE(%)	8.6%		18.6%		18.4%		6.0%		−3.9%	
ROA(%)	3.5%		8.7%		8.5%		3.3%		−2.0%	
Earnings per share	86.7yens		213.4yens		210.6yens		77.6yens		−48.5yens	
Capital Expenditure	16.9		22.4		21.2		25.1		14.5	
Depreciation	17.6		18.2		17.5		21.3		10.5	
R&D Expenditure	22.4		22.7		22.5		23.0		11.6	
Loans & Equivalents (*1)	46.0		24.8		16.8		3.1		28.7	
Free Cash Flow										
Operating Activities	33.0		56.5		58.3		37.3		5.2	
Investing Activities	−21.6		−23.8		−18.8		−16.2		−12.4	
Total	11.4		32.7		39.5		21.1		−7.2	
Inventories at year−end	80.1		71.5		72.1		68.1		81.1	
No. of Employees										
JAPAN	11,887		11,924		11,849		11,806		12,015	
Overseas	11,676		12,162		12,054		11,797		12,346	
Total (*2)	23,563		24,086		23,903		23,603		24,361	
(Newly consolidated)	(−)		(760)		(725)		(−)		(−)	
Sales by Business segment										
Musical Instruments	292.6	(55.8%)	296.0	(54.6%)	293.4	(54.4%)	301.5	(54.5%)	151.0	(55.3%)
AV/IT	83.7	(16.0%)	79.0	(14.6%)	78.3	(14.5%)	86.0	(15.6%)	37.5	(13.7%)
Life Related	46.0	(8.8%)	45.0	(8.3%)	44.8	(8.3%)	46.0	(8.3%)	23.5	(8.6%)
Electronic Equipment	60.6	(11.5%)	76.0	(14.0%)	76.9	(14.3%)	76.0	(13.7%)	40.0	(14.7%)
Recreation	20.9	(4.0%)	20.0	(3.7%)	20.1	(3.7%)	20.5	(3.7%)	10.0	(3.7%)
Others	20.9	(4.0%)	26.0	(4.8%)	26.1	(4.8%)	23.0	(4.2%)	11.0	(4.0%)
Operating Income by Business segment										
Musical Instruments	9.8		12.0		10.5		14.0		9.0	
AV/IT	3.2		4.0		4.4		4.0		1.5	
Life Related	0.5		1.0		1.5		1.5		1.0	
Electronic Equipment	19.3		29.0		30.0		18.5		12.0	
Recreation	−1.1		−1.0		−1.1		−1.0		−0.7	
Others	0.4		0.5		−0.2		0.5		0.2	

Non Consolidated Basis

Net Sales	334.0		344.0		345.4		345.0		180.0	
Operating Income	21.9	(6.5%)	27.5	(8.0%)	27.0	(7.8%)	21.0	(6.1%)	17.0	(9.4%)
Recurring Profit	22.2	(6.6%)	28.5	(8.3%)	28.1	(8.1%)	22.0	(6.4%)	18.0	(10.0%)
Net Income	7.7	(2.3%)	26.5	(7.7%)	25.6	(7.4%)	0.5	(0.1%)	−15.5	(−8.6%)